ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Michelle Huynh T +1 617 235 4614 michelle.huynh@ropesgray.com

April 22, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Anu Dubey

Re:	PIMCO Income Strategy Fund II (the “Fund”)
File Nos. 333-275116 and 811-21601

Dear Ms. Dubey:

Thank you for your comments provided on April 22, 2024, relating to the staff of the Securities and Exchange Commission’s (the “Commission”) review of Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2, filed with the Commission on April 19, 2024 (as amended, the “Registration Statement”).

The staff’s comments are summarized below to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement. We note that the responses set forth herein, as applicable, will be observed by the Fund but do not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

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STATEMENT OF ADDITIONAL INFORMATION

1.

Comment: Reference is made to the Fund’s comment response letter dated December 27, 2023 (the “December Letter”). Please confirm to the staff that the following changes will be made in a filing under Rule 424 under the Securities Act promptly after the Commission approves the Registration Statement and accelerates effectiveness:

In order for the disclosure in the first paragraph under “Subsidiaries and Affiliates” on page 74 of the Statement of Additional Information to be consistent with Response #13(a) and (b) of the December Letter:

a.	Please define “Subsidiaries” here for consistency with how the term is defined in the Prospectus.

b.	Please add disclosure regarding compliance with Section 15 of the 1940 Act.

Response: The Fund confirms that the following changes will be made to the above-mentioned disclosure in a filing under Rule 424 under Securities Act promptly after the Commission approves the Registration Statement and accelerates effectiveness (additions in bold/underline; deletions in strike-through):

The Fund may execute its strategy by investing through a wholly-owned subsidiary (each, a “Subsidiary” and collectively the “Subsidiaries”) ~~one or more subsidiaries~~. The Fund reserves the right to establish additional Subsidiaries ~~subsidiaries~~ through which the Fund may execute its strategy. The Fund will treat a Subsidiary’s ~~subsidiary’s~~ assets as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), capital structure and leverage (Section 18) and affiliated transactions and custody (Section 17). Each investment adviser to a Subsidiary will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) to the same extent that it would if it were acting as an investment adviser to the Fund.

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We hope the foregoing responses adequately address the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 235-4614 or Adam Schlichtmann at (617) 951-7114.

Very truly yours,

/s/ Michelle Huynh

Michelle Huynh

cc:	Wu-Kwan Kit, Esq. Timothy A. Bekkers, Esq. David C. Sullivan, Esq. Adam M. Schlichtmann, Esq.